# SEC Schedule 13D/A (Amendment No. 21) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HILLTOP HOLDINGS INC., CIK 0001265131
CUSIP: 432748101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6565 Hillcrest Ave., Dallas, Texas (TX), 75205
Date of event which requires filing of this statement: 07/16/2026
Filed by CIK 0001021572
Persons authorized to receive notices and communications: Wilson Chu, Dechert LLP, 2651 N. Harwood St., Suite 120, Dallas, Texas (TX), 75201, 0000000000

## Reporting persons
- Gerald J. Ford (CIK 0001021572): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 7,866.96; shared voting power 15,651,329.96; sole dispositive power 7,866.96; shared dispositive power 15,651,329.96; aggregate amount beneficially owned 15,651,329.96 (26.7% of the class)
  Comment: Rows 8, 10 and 11. Includes 98,789 shares of Common Stock that are directly beneficially owned by the Trust. Includes 15,544,674 shares of Common Stock that are directly beneficially owned by Financial LP. Row 13. Based on 58,530,197 shares of common stock outstanding on April 23, 2026, as disclosed in Hilltop's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, that was filed by Hilltop with the SEC on April 24, 2026.
- Diamond A Financial, L.P.: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,544,674; sole dispositive power 0; shared dispositive power 15,544,674; aggregate amount beneficially owned 15,544,674 (26.6% of the class)
  Comment: Row 13. Based on 58,530,197 shares of common stock outstanding on April 23, 2026, as disclosed in Hilltop's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, that was filed by Hilltop with the SEC on April 24, 2026.
- Diamond HTH Stock Company, LP: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,544,674; sole dispositive power 0; shared dispositive power 15,544,674; aggregate amount beneficially owned 15,544,674 (26.6% of the class)
  Comment: Rows 8, 10 and 11. Includes 15,544,674.00 shares of Common Stock that are directly beneficially owned by Financial LP. Row 13. Based on 58,530,197 shares of common stock outstanding on April 23, 2026, as disclosed in Hilltop's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, that was filed by Hilltop with the SEC on April 24, 2026.
- Diamond HTH Stock Company GP, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,544,674; sole dispositive power 0; shared dispositive power 15,544,674; aggregate amount beneficially owned 15,544,674 (26.6% of the class)
  Comment: Rows 8, 10 and 11. Includes 15,544,674.00 shares of Common Stock that are directly beneficially owned by Financial LP. Row 13. Based on 58,530,197 shares of common stock outstanding on April 23, 2026, as disclosed in Hilltop's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, that was filed by Hilltop with the SEC on April 24, 2026.
- Turtle Creek Revocable Trust: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 98,789; sole dispositive power 0; shared dispositive power 98,789; aggregate amount beneficially owned 98,789 (0.2% of the class)
  Comment: Row 13. Based on 58,530,197 shares of common stock outstanding on April 23, 2026, as disclosed in Hilltop's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, that was filed by Hilltop with the SEC on April 24, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: HILLTOP HOLDINGS INC.
Address of issuer's principal executive offices: 6565 Hillcrest Ave., Dallas, Texas (TX), 75205
Comment: This Amendment No. 21 to Schedule 13D (this "Amendment") relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Hilltop Holdings Inc., a Maryland corporation ("Hilltop"). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission ("SEC") by Gerald J. Ford, a United States citizen, Diamond A Financial, L.P., a Texas limited partnership ("Financial LP"), Diamond HTH Stock Company, LP, a Texas limited partnership, Diamond HTH Stock Company GP, LLC, a Texas limited liability company, and Turtle Creek Revocable Trust (collectively, the "Reporting Persons") by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein and not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows: The information set forth in Item 6 of this Amendment is incorporated by reference into this Item 4.

On July 16, 2026, the Reporting Persons delivered proxies for the upcoming annual meeting (the "Annual Meeting") of Hilltop shareholders, currently scheduled for July 23, 2026, to vote approximately 15,632,396 shares of Common Stock held by them as follows: (i) "withhold" with respect to all nominees for director recommended by the Board up for election at the Annual Meeting; (ii) "against" the non-binding advisory vote to approve executive compensation; and (iii) "abstain" from the ratification of the appointment of Hilltop's independent registered public accounting firm for 2026.

Except as described in this Amendment, the Reporting Persons do not have any present plans or intentions that would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change their intentions at any time as they deem appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and supplemented as follows:

(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Hilltop or securities of Hilltop for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Hilltop or otherwise with respect to Hilltop or any securities of Hilltop or (ii) a member of any syndicate or group with respect to Hilltop or any securities of Hilltop.

As of July 21, 2026, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth in the table below.

Reporting Number of Shares Percentage of Sole Voting Shared Voting Sole Dispositive Shared Dispositive
Person Beneficially Owned Outstanding Shares Power Power Power Power
Mr. Ford 15,651,329.9598 (1)(2) 26.7% (3) 7,866.9598 15,651,329.9598 (1)(2) 7,866.9598 15,651,329.9598 (1)(2)
Financial LP 15,544,674 26.6% (3) 0 15,544,674 0 15,544,674
Diamond HTH 15,544,674 (1) 26.6% (3) 0 15,544,674 (1) 0 15,544,674 (1)
Stock Company, LP
Diamond HTH 15,544,674 (1) 26.6% (3) 0 15,544,674 (1) 0 15,544,674 (1)
Stock Company GP, LLC
Turtle Creek Revocable Trust 98,789 0.2% (3) 0 98,789 0 98,789

(1) Includes 15,544,674 shares of Common Stock that are directly beneficially owned by Financial LP.

(2) Includes 98,789 shares of Common Stock that are directly beneficially owned by Turtle Creek Revocable Trust.

(3) Based on 58,530,197 shares of Common Stock outstanding on April 23, 2026, as disclosed in Hilltop's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, that was filed by Hilltop with the SEC on April 24, 2026.
Transactions in the class effected during the past sixty days: There have been no transactions in the class of securities reported on that were affected by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

As previously reported in Amendment No. 17 to Schedule 13D filed with the SEC on July 8, 2025, certain of Mr. Ford's children, including Jeremy B. Ford, the current Chairman of the Board and Chief Executive Officer of Hilltop (the "First Family"), filed a lawsuit in the First Division of the Business Court of Texas (the "Business Court") against the Reporting Persons. As previously reported in Amendment No. 20 to Schedule 13D filed with the SEC on August 8, 2025, on August 6, 2025, the Reporting Persons and the First Family entered into a binding term sheet in which they agreed "to work in good faith to agree to and execute a final and complete settlement agreement" which would, among other things, (x) transfer control over, including the ability to exercise voting and dispositive power over, the shares of Common Stock held by Financial LP to the First Family, and (y) effect the redemption of all of Mr. Ford's equity interests in Financial LP in partial consideration for Mr. Ford receiving 21.6% of the shares of Common Stock held by Financial LP (the "Settlement"). In addition to the foregoing, the Settlement contemplated the repayment of an $80 million loan made to Mr. Ford by one of his affiliates (in which affiliate the First Family has a significant majority of the beneficial interests) through the transfer of certain assets owned by Mr. Ford in complete satisfaction of such loan. This loan is currently secured by Mr. Ford's direct limited partnership interest and indirect general partnership interest in Diamond A Financial, L.P. This loan by its terms becomes due and payable on September 30, 2026.

The Reporting Persons believe that the First Family has reneged on the terms of the Settlement. As a result, on July 17, 2026, Mr. Ford's counsel filed a motion in the Business Court to compel enforcement of the Settlement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows: The following exhibits are filed to the Schedule 13D:

Exhibit 99.A - Joint Filing Agreement (incorporated herein by reference to Exhibit 99.A to the Schedule 13D filed on October 6, 2017, by the Reporting Persons with the SEC (File No. 005-79781)).

## Signatures
- Gerald J. Ford: /s/ Gerald J. Ford, Gerald J. Ford (07/21/2026)
- Diamond A Financial, L.P.: By: Diamond HTH Stock Company, LP, its General Partner, By: Diamond HTH Stock Company GP, LLC, its General Partner, /s/ Gerald J. Ford, Gerald J. Ford, Sole Member (07/21/2026)
- Diamond HTH Stock Company, LP: By: Diamond HTH Stock Company GP, LLC, its General Partner, /s/ Gerald J. Ford, Gerald J. Ford, Sole Member (07/21/2026)
- Diamond HTH Stock Company GP, LLC: /s/ Gerald J. Ford, Gerald J. Ford, Sole Member (07/21/2026)
- Turtle Creek Revocable Trust: /s/ Gerald J. Ford, Gerald J. Ford, Trustee (07/21/2026)